BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 17, 2024

1.             Date, Time and Place: Held on December 17, 2024, at 2 p.m., at the office of BRF S.A. ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and by videoconference.

2.             Call and Attendance: Call duly carried out pursuant to Article 21 of the Company's Bylaws with the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto.

3.             Composition of the Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: (i) Update of the Company’s Financial Risk Management Policy.

5.              Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations or restrictions, approved the drafting of these minutes in summary form and resolved, after examining and debating the matters contained in the Agenda, as follows:

5.1.         Update of the Financial Risk Management Policy: The members of the Board of Directors, in accordance with the article 23, (xxxiv) of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Company’s Financial Risk Management Policy.

6.             Documents Filed with the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

7.             Adjournment: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 17, 2024.

Bruno Machado Ferla

Secretary

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 17, 2024.